SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of July 2017
Commission File Number: 001-36625
CyberArk Software Ltd.
(Translation of registrant's name into English)
CyberArk Software Ltd.
94 Em-Ha'moshavot Road
Park Ofer, P.O. Box 3143
Petach Tikva 4970602, Israel
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On July 13, 2017, CyberArk Software Ltd. (the "Company"), issued a press release entitled "CyberArk Announces Preliminary Second Quarter 2017 Financial Results." A copy of this press release is furnished as Exhibit 99.1 herewith.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: July 14, 2017	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release entitled "CyberArk Announces Preliminary Second Quarter 2017 Financial Results."